UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

DouYu International Holdings Limited

(Name of the Issuer)

DouYu International Holdings Limited

HUYA Inc.

Tiger Company Ltd.

Tencent Holdings Limited

Nectarine Investment Limited

(Name of Person(s) Filing Statement)

Ordinary Shares, par value $0.0001 per share*

American Depositary Shares, every 10 American depositary shares represent one ordinary share

(Title of Class of Securities)

25985W105**

(CUSIP Number of Class of Securities)

DouYu International Holdings Limited

20/F, Building A, New Development International Center

No. 473 Guanshan Avenue

Hongshan District, Wuhan, Hubei Province

People’s Republic of China

Attention: Shaojie Chen

Tel: +86-27-8775-0710

HUYA Inc. Building A3, E-Park 280 Hanxi Road Panyu District, Guangzhou 511446 People’s Republic of China Attention: Catherine Xiaozheng Liu Tel: +86 20 2290-7888

Tencent Holdings Limited Nectarine Investment Limited 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong Tel: +852 2179 5122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Li He, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road Central, Hong Kong +852-2533-3300	Howard Zhang, Esq. Davis Polk & Wardwell LLP 2201, China World Office 2 No.1, Jian Guo Men Wai Avenue Beijing 100004 People’s Republic of China +86 10 328567 5000	Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road, Central Hong Kong +852-3740-4700

Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Jing An Kerry Centre, Tower II, 46th Floor 1539 Nanjing West Road Shanghai 200040 People’s Republic of China +86-21-6193-8200	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, China +86-10-6535-5500	Frank Sun, Esq. Latham & Watkins LLP 18th Floor One Exchange Square 8 Connaught Place Central, Hong Kong +852 2912-2500

Benjamin Su, Esq. Latham & Watkins LLP 18th Floor One Exchange Square 8 Connaught Place Central, Hong Kong +852 2912-2500

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☒	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation***	Amount of Filing Fee****
$ 5,003,073,937.61	$ 545,835.37

*

Not for trading, but only in connection with the listing on the New York Stock Exchange of the American depositary shares (“ADSs”), every 10 American depositary shares representing one ordinary share, par value $0.0001 per share, of the issuer (a “DouYu share” and collectively, the “DouYu shares”).

**	CUSIP number of the ADSs.

***

For purposes of calculating the filing fee only, the transaction value was determined as follows: (1) 33,364,947.90, the Aggregate DouYu Share Sum (as defined below), multiplied by ten (being the number of DouYu’s American depositary shares representing each DouYu share), and then multiplied by (2) $14.995, the average of the high and low prices of the DouYu ADSs trading on the NASDAQ Global Select Market on November 3, 2020. The “Aggregate DouYu Share Sum” means the estimated maximum number of DouYu shares which Huya will acquire from DouYu shareholders and DouYu ADS holders in exchange for Huya Class A shares and Huya ADSs, respectively, in the Merger, which includes (1) DouYu shares currently held by DouYu shareholders, (2) DouYu shares underlying outstanding DouYu ADS, and (3) DouYu shares underlying DouYu restricted share unit awards held by the applicable grantees directly which have become vested as of the effective time of the merger, and (4) DouYu ADSs to be issued to certain senior management of DouYu as a result of acceleration of vesting of their DouYu restricted share unit awards prior to the effective time of the merger. On November 10, 2020, HUYA Inc. registered the HUYA shares described in the preceding sentence with the Securities and Exchange Commission on a registration statement on Form F-4 (Registration No. 333-250016).

****

The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, was calculated by multiplying the Transaction Valuation by 0.0001091.

☒

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $545,835.37

Form or Registration No.: Registration Statement on Form F-4 (Registration No. 333-250016)

Filing Party: HUYA Inc.

Date Filed: November 10, 2020

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

i

INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) DouYu International Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “DouYu”), the issuer of ordinary shares, par value $0.0001 per share (each, a “DouYu share”), including the DouYu shares represented by the American depositary shares, every 10 American depositary shares represent one DouYu share (the “DouYu ADS”), (b) HUYA Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Huya”), (c) Tiger Company Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a directly wholly owned subsidiary of Huya (“Merger Sub”), and (d) Nectarine Investment Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands and a wholly owned Subsidiary of Tencent Holdings Limited (“Tencent”).

On October 12, 2020, Huya, Merger Sub, Tencent and DouYu entered into an agreement and plan of merger (the “Merger Agreement”) which included a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the merger agreement (the “Plan of Merger”). If the Merger Agreement and the Plan of Merger are approved and authorized by DouYu’s shareholders and the other conditions to the closing of the merger (as described below) are met, Merger Sub will merge with and into DouYu (the “Merger”) in accordance with the Cayman Islands Companies Law (2020 Revision) (the “Cayman Companies Law”), with DouYu continuing as the surviving company corporation after the Merger as a wholly owned subsidiary of Huya.

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (a) each DouYu share issued and outstanding immediately prior to the Effective Time (other than DouYu shares represented by DouYu ADSs, the Excluded Shares and any Purported Dissenters Shares) shall be cancelled in exchange for the right of the holder of the relevant DouYu share to receive 7.30 (the “Share Exchange Ratio”) validly issued, fully paid, non-assessable Class A ordinary shares, par value US$0.0001 per share, of Huya (“Huya Class A shares”) (such number of shares, the “Per Share Merger Consideration”), (b) each DouYu ADS issued and outstanding immediately prior to the Effective Time shall be cancelled in exchange for the right of the holder of the relevant DouYu ADS to receive 0.730 American depositary shares of Huya, each of which represents one Huya Class A share (the “Huya ADSs”) (such number of Huya ADSs, the “Per ADS Merger Consideration”); provided that (i) each DouYu share and DouYu ADS issued and outstanding immediately prior to the Effective Time that is (1) issued to and held by DouYu Employee Benefit Trust (the “DouYu RSU Trust”), or (2) repurchased and held by DouYu in treasury either in the form of DouYu shares or ADSs (collectively, the “Excluded Shares” ) shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor, and (ii) if any holder of DouYu shares (a “Purported Dissenting Shareholder”) provides any notice of objection, notice of dissent, written demand for appraisal or takes any other action that purports to exercise any dissenter rights pursuant to Section 238 of the Cayman Companies Law, such Purported Dissenting Shareholder shall not be entitled to receive the Per Share Merger Consideration with respect to DouYu shares owned by such Purported Dissenting Shareholder (the “Purported Dissenters Shares”) unless and until either (1) such Purported Dissenting Shareholder shall have withdrawn such objection, dissent, demand or other action in such manner as would render such Purported Dissenting Shareholder to be deemed to have effectively withdrawn its dissent from the Merger if Section 238 of the Cayman Companies Law were to apply in such case, or (2) a court of the Cayman Islands with competent jurisdiction either strikes out the petition for determination of fair value under Section 238 of the Cayman Companies Law on the grounds that Section 239 of the Cayman Companies Law applies to the Merger, or makes a declaration, or otherwise grants a final and non-appealable judgement confirming, that Section 239 of the Cayman Companies Law applies to the Merger.

Following the completion of the Merger, DouYu’s ADSs will no longer be publicly traded on the NASDAQ Global Market and DouYu ADS holders and DouYu shareholders will cease to have any ownership interest in DouYu.

Concurrently with the filing of this Transaction Statement, Huya is filing with the SEC a registration statement on Form F-4, which includes a preliminary prospectus of Huya relating to the Huya shares to be offered as consideration in the Merger and which also functions as a proxy statement of DouYu under Cayman Islands law in relation to the extraordinary general meeting of shareholders of DouYu (the “EGM”), at which shareholders of DouYu will be asked to approve the Merger Agreement, the Plan of Merger and the Merger. The proxy statement/prospectus is referred to herein as the “Proxy Statement/Prospectus.” A copy of the Merger Agreement is attached to the Proxy Statement/Prospectus as Annex A thereof and a copy of the Plan of Merger is attached as Appendix 1 of Annex A to the Proxy Statement/Prospectus, and each of the Merger Agreement and the Plan of Merger are incorporated herein by reference. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite authorization and approval of the shareholders of DouYu. In order for the Merger to be completed, the Merger Agreement, the Plan of Merger and the Merger must be authorized and approved by a special resolution of DouYu passed by an affirmative vote of holders of DouYu shares representing at least two-thirds of the voting rights of the DouYu shares present and voting in person or by proxy as a single class at the EGM.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement/Prospectus of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement/Prospectus, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement/Prospectus and the annexes thereto. As of the date hereof, the Proxy Statement/Prospectus is in preliminary form and is subject to completion or amendment.

All information concerning each Filing Person contained in, or incorporated by reference into, this Transaction Statement was supplied by such Filing Person. No Filing Person is responsible for the accuracy of any information supplied by any other Filing Person.

Certain Financial Forecasts Contained in Proxy Statement/Prospectus and Schedule 13E-3

Huya and DouYu do not as a matter of course make public forecasts as to their respective future earnings or other results other than providing estimated ranges of their expected financial results for as much as one quarter in advance in their respective regular earnings press releases. However, in connection with the negotiation of the Merger, Huya and DouYu provided to each other, as well to the independent financial advisors of Huya Special Committee and DouYu Special Committee, certain non-public, internal financial forecasts for the fiscal years 2020 to 2024 that the managements of Huya and DouYu prepared regarding their respective company’s future operations. A summary of such financial forecasts are set forth in the tables on page 91 and page 92 of the Proxy Statement/Prospectus. The financial forecasts prepared by the management of Huya for the fiscal years 2020 to 2024 contained in the Proxy Statement/Prospectus and Schedule 13E-3 were provided to Citigroup for purposes of its financial analyses, and the financial forecasts of DouYu for the fiscal years 2020 to 2024 contained in the Proxy Statement/Prospectus and Schedule 13E-3 were provided to Morgan Stanley for purposes of its financial analyses. The financial forecasts of Huya and DouYu were not prepared with a view toward public disclosure, nor were they prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information or with generally accepted accounting principles in any jurisdiction, but, in the view of the management of Huya and DouYu, were prepared on a reasonable basis, reflecting the best currently available estimates and judgments, and presenting, to the best of their respective knowledge and belief, the expected course of action and the expected future financial performance of Huya and DouYu, respectively. However, this information is not fact and should not be relied upon as being necessarily indicative of future results.

Neither PricewaterhouseCoopers Zhong Tian LLP nor Deloitte Touche Tohmatsu Certified Public Accountants LLP has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying prospective financial information in this section and, accordingly, neither PricewaterhouseCoopers Zhong Tian LLP nor Deloitte Touche Tohmatsu Certified Public Accountants LLP expresses an opinion or any other form of assurance with respect thereto, and assume no responsibility for, and disclaim any association with the prospective financial information included in the Proxy Statement/Prospectus.

Item 1	Summary Term Sheet

The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary”

•	“Questions and Answers about the Merger and the Extraordinary General Meeting”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

•	“Summary—The Parties Involved in the Merger”

(b)

Securities. The class of securities to which this transaction statement relates is DouYu’s ordinary shares (or in the form of DouYu ADSs), par value $0.0001 per share, of which 32,152,393 shares were issued and outstanding as of October 31, 2020, excluding DouYu’s shares which have been issued and held by DouYu RSU Trust that has waived its rights associated with such ordinary shares, including voting rights and dividend rights, before the corresponding RSUs vest pursuant to the vesting schedule, or repurchased and held by DouYu in treasury either in the form of DouYu shares or DouYu ADSs.

(c)	Trading Market and Price. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

•	“Summary—Comparative Market Price and Dividend Information”

(d)	Dividends. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

•	“Summary—Comparative Market Price and Dividend Information”

DouYu is a holding company which carries out its business through its subsidiaries and consolidated affiliated entities. As a holding company, DouYu relies principally on dividends from its PRC subsidiaries for its cash requirements, including any payment of dividends to its shareholders. PRC regulations may restrict the ability of DouYu’s subsidiaries to pay dividends to DouYu. For more information on the PRC regulations on dividend distributions, see “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange and Dividend Distribution—Dividend Distribution” on page 69 of DouYu’s annual report on Form 20-F for the year ended December 31, 2019, as filed with the SEC on April 28, 2020 and incorporated by reference to the registration statement on Form F-4 of which the Proxy Statement/Prospectus is a part.

(e)	Prior Public Offerings. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

•	“Important Information Regarding DouYu—Information on DouYu—Transactions in DouYu shares and DouYu ADSs—Prior Public Offerings”

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

•	“Important Information regarding DouYu—Information on DouYu—Transactions in DouYu shares and DouYu ADSs—Prior Stock Repurchases”

Item 3	Identity and Background of Filing Person

(a)

Name and Address. DouYu International Holdings Limited is the subject company. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary—The Parties Involved in the Merger”

•	“Annex H—Directors and Executive Officers of Filing Persons”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary—The Parties Involved in the Merger”

•	“Annex H—Directors and Executive Officers of Filing Persons”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary—The Parties Involved in the Merger”

•	“Annex H—Directors and Executive Officers of Filing Persons”

Item 4	Terms of the Transaction

(a)	(1) Material Terms—Tender Offers. Not applicable.

(2)	Material Terms—Mergers or Similar Transactions. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary”

•	“Questions and Answers about the Merger and the Extraordinary General Meeting”

•	“Special Factors”

•	“The Extraordinary General Meeting of DouYu Shareholders”

•	“The Merger Agreement and Plan of Merger”

•	“The Reassignment Agreement”

•	“The Voting Agreements”

•	“Comparison of Rights of Huya and DouYu Shareholders”

•	“Comparison of Rights of Huya and DouYu ADSs Holders”

•	“Unaudited Pro Forma Condensed Combined Financial Information”

•	“Annex A—Merger Agreement”

•	“Annex B—Reassignment Agreement”

•	“Annex C—Voting Agreement with Shaojie Chen”

•	“Annex D—Voting Agreement with Wenming Zhang”

(c)	Different Terms. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary—Interests of DouYu’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of DouYu’s Directors and Executive Officers in the Merger”

•	“The Extraordinary General Meeting of DouYu Shareholders—Matters to be Considered at the EGM”

•	“The Merger Agreement and Plan of Merger”

•	“The Voting Agreements”

•	“Annex A—Merger Agreement”

•	“Annex C—Voting Agreement with Shaojie Chen”

•	“Annex D—Voting Agreement with Wenming Zhang”

(d)	Appraisal Rights. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary—Dissenters’ Rights”

•	“Questions and Answers about the Merger and the Extraordinary General Meeting”

•	“Special Factors—Dissenters’ Rights”

•	“Annex G—Section 239 of the Cayman Companies Law”

(e)

Provisions for Unaffiliated Security Holders. None of the Filing Persons intends to grant the Unaffiliated Security Holders special access to the corporate files of such Filing Person in connection with the Merger. None of the Filing Persons intends to obtain counsel or appraisal services at the expense of the Filing Persons for the Unaffiliated Security Holders.

(f)	Eligibility for Listing or Trading.

•	“Summary—Conditions to the Completion of the Merger”

•	“Questions and Answers about the Merger and the Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger—Listing of Huya ADSs”

•	“The Merger Agreement and Plan of Merger—Conditions to the Completion of the Merger”

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Special Factors—Interests of DouYu’s Directors and Executive Officers in the Merger”

•	“Important Information regarding DouYu—Information on DouYu—Transactions in DouYu shares and DouYu ADSs”

(b)	Significant Corporate Events. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—DouYu Reasons for the Merger and Recommendation of the DouYu Board and DouYu Special Committee”

•	“Special Factors—Huya Reasons for the Merger and Recommendation of the Huya Special Committee”

•	“Special Factors—Interests of DouYu’s Directors and Executive Officers in the Merger”

•	“Special Factors—Interests of the Tencent Entities in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“The Reassignment Agreement”

•	“The Voting Agreements”

•	“Annex A—Merger Agreement”

•	“Annex B—Reassignment Agreement”

•	“Annex C—Voting Agreement with Shaojie Chen”

•	“Annex D—Voting Agreement with Wenming Zhang”

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for DouYu after the Merger”

•	“Special Factors—Interests of DouYu’s Directors and Executive Officers in the Merger”

•	“Special Factors—Interests of the Tencent Entities in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“The Reassignment Agreement”

•	“The Voting Agreements”

•	“Annex A—Merger Agreement”

•	“Annex B—Reassignment Agreement”

•	“Annex C—Voting Agreement with Shaojie Chen”

•	“Annex D—Voting Agreement with Wenming Zhang”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary—The Extraordinary General Meeting of DouYu Shareholders”

•	“Questions and Answers about the Merger and the Extraordinary General Meeting”

•	“The Extraordinary General Meeting of DouYu Shareholders—Vote Required; Voting Agreements between Nectarine, Huya and Certain DouYu Shareholders”

•	“The Extraordinary General Meeting of DouYu Shareholders—DouYu Shareholders and ADS Holders Entitled to Vote; Voting Materials”

•	“The Extraordinary General Meeting of DouYu Shareholders—Voting or Proxies and Failure to Vote; Discretionary Proxy of DouYu Under DouYu Deposit Agreement”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for DouYu after the Merger”

•	“Special Factors—Interests of DouYu’s Directors and Executive Officers in the Merger”

•	“Special Factors—Interests of the Tencent Entities in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“The Voting Agreements”

•	“Important Information regarding DouYu—Information on DouYu—Transactions in DouYu shares and DouYu ADSs”

•	“Annex A—Merger Agreement”

•	“Annex C—Voting Agreement with Shaojie Chen”

•	“Annex D—Voting Agreement with Wenming Zhang”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary—Merger Consideration”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Effects of the Merger to DouYu”

•	“Special Factors—Plans for DouYu after the Merger”

•	“The Merger Agreement and Plan of Merger—Merger Consideration”

•	“Annex A—Merger Agreement”

(c)	(1)-(8) Plans. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary—The Merger Agreement and Plan of the Merger”

•	“Summary—DouYu Reasons for the Merger and Recommendation of the DouYu Board and DouYu Special Committee”

•	“Summary—Huya Reasons for the Merger and Recommendation of the Huya Special Committee”

•	“Summary—Tencent Entities Reasons for the Merger”

•	“Summary—Interests of DouYu’s Directors and Executive Officers in the Merger”

•	“Summary—Interests of the Tencent Entities in the Merger”

•	“Questions and Answers about the Merger and the Extraordinary General Meeting”

•	“Special Factors—Background of the Merger”

•	“Special Factors—DouYu Reasons for the Merger and Recommendation of the DouYu Board and DouYu Special Committee”

•	“Special Factors—Huya Reasons for the Merger and Recommendation of the Huya Special Committee”

•	“Special Factors—Tencent Entities Reasons for the Merger”

•	“Special Factors—Effects of the Merger to DouYu”

•	“Special Factors—Plans for DouYu after the Merger”

•	“Special Factors—Interests of DouYu’s Directors and Executive Officers in the Merger”

•	“Special Factors—Interests of the Tencent Entities in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Merger Agreement”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary—DouYu Reasons for the Merger and Recommendation of the DouYu Board and DouYu Special Committee”

•	“Summary—Huya Reasons for the Merger and Recommendation of the Huya Special Committee”

•	“Summary—Tencent Entities Reasons for the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for DouYu after the Merger”

•	“Special Factors—Huya Reasons for the Merger and Recommendation of the Huya Special Committee”

•	“Special Factors—DouYu Reasons for the Merger and Recommendation of the DouYu Board and DouYu Special Committee”

•	“Special Factors—Tencent Entities Reasons for the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Huya Reasons for the Merger and Recommendation of the Huya Special Committee”

•	“Special Factors—Position of Huya, Merger Sub and the Tencent Entities as to the Fairness of the Merger”

•	“Special Factors— DouYu Reasons for the Merger and Recommendation of the DouYu Board and DouYu Special Committee”

•	“Special Factors—Alternatives to the Merger”

•	“Special Factors—Effects on DouYu if the Merger is not Completed”

(c)	Reasons. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary—DouYu Reasons for the Merger and Recommendation of the DouYu Board and DouYu Special Committee”

•	“Summary—Huya Reasons for the Merger and Recommendation of the Huya Special Committee”

•	“Summary—Tencent Entities Reasons for the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Position of Huya, Merger Sub and the Tencent Entities as to the Fairness of the Merger”

•	“Special Factors—Huya Reasons for the Merger and Recommendation of the Huya Special Committee”

•	“Special Factors— DouYu Reasons for the Merger and Recommendation of the DouYu Board and DouYu Special Committee”

•	“Special Factors—Tencent Entities Reasons for the Merger”

•	“Special Factors—Effects of the Merger to DouYu”

(d)	Effects. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary”

•	“Questions and Answers about the Merger and the Extraordinary General Meeting”

•	“Special Factors—Effects of the Merger to DouYu”

•	“Special Factors—Effects on DouYu if the Merger is not Completed”

•	“Special Factors—Accounting Treatment”

•	“Special Factors—Tax Consequences of the Merger”

•	“Special Factors—Interests of DouYu’s Directors and Executive Officers in the Merger”

•	“Special Factors—Interests of the Tencent Entities in the Merger”

•	“Special Factors—Plans for DouYu after the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Merger Agreement”

Item 8	Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary—Huya Reasons for the Merger and Recommendation of the Huya Special Committee”

•	“Summary—Position of Huya, Merger Sub and the Tencent Entities as to the Fairness of the Merger”

•	“Summary—Opinion of Citigroup Global Markets Inc. as Independent Financial Advisor to Huya Special Committee”

•	“Summary—DouYu Reasons for the Merger ad Recommendation of the DouYu Board and DouYu Special Committee”

•	“Summary—Opinion of Morgan Stanley Asia Limited as Independent Financial Advisor to DouYu Special Committee”

•	“Summary—Interests of DouYu’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Huya Reasons for the Merger and Recommendation of the Huya Special Committee”

•	“Special Factors— DouYu Reasons for the Merger and Recommendation of the DouYu Board and DouYu Special Committee”

•	“Special Factors—Tencent Entities Reasons for the Merger”

•	“Special Factors—Position of Huya, Merger Sub and the Tencent Entities as to the Fairness of the Merger”

•	“Special Factors—Opinion of Citigroup Global Markets Inc. as Independent Financial Advisor to Huya Special Committee”

•	“Special Factors—Opinion of Morgan Stanley Asia Limited as Independent Financial Advisor to DouYu Special Committee”

•	“Special Factors—Interests of DouYu’s Directors and Executive Officers in the Merger”

•	“Annex E—Opinion of Citigroup Global Markets Inc.”

•	“Annex F—Opinion of Morgan Stanley Asia Limited”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary—The Extraordinary General Meeting of DouYu Shareholders”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting of DouYu Shareholders—Vote Required; Voting Agreements between Nectarine, Huya and Certain DouYu Shareholders”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—DouYu Reasons for the Merger and Recommendation of the DouYu Board and DouYu Special Committee”

•	“Special Factors—Opinion of Morgan Stanley Asia Limited as Independent Financial Advisor to DouYu Special Committee”

•	“Annex E—Opinion of Morgan Stanley Asia Limited”

(e)	Approval of Directors. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary—DouYu Reasons for the Merger ad Recommendation of the DouYu Board and DouYu Special Committee”

•	“Questions and Answers about the Merger and the Extraordinary General Meeting”

•	“Special Factors—Background of the Merger”

•	“Special Factors—DouYu Reasons for the Merger and Recommendation of the DouYu Board and DouYu Special Committee”

(f)	Other Offers. Not applicable.

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary—Opinion of Morgan Stanley Asia Limited as Independent Financial Advisor to DouYu Special Committee”

•	“Summary—Opinion of Citigroup Global Markets Inc. as Independent Financial Advisor to Huya Special Committee”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of Morgan Stanley Asia Limited as Independent Financial Advisor to DouYu Special Committee”

•	“Special Factors—Opinion of Citigroup Global Markets Inc. as Independent Financial Advisor to Huya Special Committee”

•	“Annex E—Opinion of Citigroup Global Markets Inc.”

•	“Annex F—Opinion of Morgan Stanley Asia Limited”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Special Factors—Opinion of Morgan Stanley Asia Limited as Independent Financial Advisor to DouYu Special Committee”

•	Special Factors—Opinion of Citigroup Global Markets Inc. as Independent Financial Advisor to Huya Special Committee”

•	“Annex D—Opinion of Citigroup Global Markets Inc.”

•	“Annex E—Opinion of Morgan Stanley Asia Limited”

(c)	Availability of Documents. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of DouYu or Huya during its regular business hours by any interested holder of the DouYu shares or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Merger Agreement”

(b)	Conditions. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Merger Agreement”

(c)	Expenses. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

•	“Summary—Fees and Expenses”

•	“Special Factors—Fees and Expenses Relating to the Merger”

•	“The Merger Agreement and Plan of Merger—Fees and Expenses”

(d)	Borrowed Funds. Not applicable.

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary—Interests of DouYu’s Directors and Executive Officers in the Merger”

•	“Summary—Interests of the Tencent Entities in the Merger”

•	“Special Factors—Interests of DouYu’s Directors and Executive Officers in the Merger”

•	“Special Factors—Interests of the Tencent Entities in the Merger”

•	“Important Information regarding DouYu—Information on DouYu —Securities Ownership of Certain Beneficial Owners and Management of DouYu”

(b)	Securities Transactions. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

•	“Important Information regarding DouYu—Information on DouYu—Transactions in DouYu shares and DouYu ADSs”

Item 12	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary—Interests of DouYu’s Directors and Executive Officers in the Merger”

•	“Summary—Interests of the Tencent Entities in the Merger”

•	“Questions and Answers about the Merger and the Extraordinary General Meeting”

•	“The Extraordinary General Meeting of DouYu Shareholders—Vote Required; Voting Agreements between Nectarine, Huya and Certain DouYu Shareholders”

•	“The Voting Agreements”

•	“Important Information regarding DouYu—Information on DouYu—Securities Ownership of Certain Beneficial Owners and Management of DouYu”

•	“Annex C—Voting Agreement with Shaojie Chen”

•	“Annex D—Voting Agreement with Wenming Zhang”

(e)	Recommendations of Others.

The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary—Huya Reasons for the Merger and Recommendation of the Huya Special Committee”

•	“Summary—Position of Huya, Merger Sub and the Tencent Entities as to the Fairness of the Merger”

•	“Summary—DouYu Reasons for the Merger and Recommendation of the DouYu Board and DouYu Special Committee”

•	“Special Factors—Position of Huya, Merger Sub and the Tencent Entities as to the Fairness of the Merger”

•	“Special Factors—DouYu Reasons for the Merger and Recommendation of the DouYu Board and DouYu Special Committee”

•	“The Extraordinary General Meeting of DouYu Shareholders—Recommendation of DouYu’s Board of Directors”

Item 13	Financial Statements

(a)-(b)

Financial Information; Pro Forma Information. The audited financial statements of DouYu for the year ended December 31, 2019 are incorporated herein by reference to DouYu’s Form 20-F for the year ended December 31, 2019, filed on April 28, 2020 (see page F-1 and following pages). The unaudited condensed consolidated financial statements of DouYu for the six months ended June 30, 2020 are incorporated herein by reference to the Proxy Statement/Prospectus filed concurrently with this Transaction Document (see page F-38 to page F-60).

The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Selected Historical Information Data of Huya”

•	“Selected Historical Information Date of DouYu”

•	“Historical and Pro Forma Per Share Data”

•	“Selected Historical Financial Data of Penguin”

•	“Unaudited Pro Forma Condensed Combined Financial Information”

•	“Unaudited Condensed Consolidated Financial Statements of Huya”

•	“Unaudited Condensed Consolidated Financial Statements of DouYu”

•	“Audited Financial Statements of Penguin”

•	“Unaudited Interim Condensed Financial Statements of Penguin”

•	“Where You Can Find More Information”

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting of DouYu Shareholders—Solicitation of Proxies”

•	“Questions and Answers about the Merger and the Extraordinary General Meeting”

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary—The Parties Involved in the Merger”

•	“Special Factors—Interests of DouYu’s Directors and Executive Officers in the Merger”

•	“Special Factors—Interests of the Tencent Entities in the Merger”

•	“Annex H—Directors and Executive Officers of Filing Persons”

Item 15	Additional Information

(b)	Other Material Information. The information contained in the Proxy Statement/Prospectus, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

Exhibit No.	Description

(a)(1)	Proxy Statement/Prospectus (incorporated herein by reference to the Registration Statement on Form F-4 filed by Huya with the SEC on November 10, 2020).

(a)(2)	Notice of Extraordinary General Meeting of Shareholders of DouYu (incorporated herein by reference to the Registration Statement on Form F-4 filed by Huya with the SEC on November 10, 2020).

(a)(3)	Form of Proxy Card, incorporated herein by reference to the proxy statement (incorporated herein by reference to Exhibit 99.3* to the Registration Statement on Form F-4 filed by Huya with the SEC on November 10, 2020).

(a)(4)	Form of Depositary’s Notice, incorporated herein by reference to the proxy statement (incorporated herein by reference to Exhibit 99.4* to the Registration Statement on Form F-4 filed by Huya with the SEC on November 10, 2020).

(a)(5)	Form of ADS Voting Instructions Card, incorporated herein by reference to the proxy statement (incorporated herein by reference to Exhibit 99.5* to the Registration Statement on Form F-4 filed by Huya with the SEC on November 10, 2020).

(a)(6)	Press Release issued by DouYu, dated October 12, 2020 (incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by DouYu to the Securities and Exchange Commission on October 13, 2020).

(a)(7)	Press Release issued by Huya, dated October 12, 2020 (incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by Huya to the Securities and Exchange Commission on October 13, 2020).

(b)	Not applicable.

(c)(1)	Opinion of Citigroup Global Markets Inc., dated October 12, 2020 (incorporated herein by reference to Annex E to the Proxy Statement/Prospectus included in the Registration Statement on Form F-4 filed by Huya with the SEC on November 10, 2020).

(c)(2)	Discussion Materials prepared by Citigroup Global Markets Inc. for discussion with the Special Committee of the board of directors of Huya, dated October 12, 2020.

(c)(3)	Opinion of Morgan Stanley Asia Limited, dated October 12, 2020 (incorporated herein by reference to Annex E to the Proxy Statement/Prospectus included in the Registration Statement on Form F-4 filed by Huya with the SEC on November 10, 2020).

(c)(4)	Discussion Materials prepared by Morgan Stanley Asia Limited for discussion with the Special Committee of the board of directors of DouYu, dated October 12, 2020.

(d)(1)	Merger Agreement and Plan of Merger, dated as of October 12, 2020, by and among Huya, Merger Sub, DouYu and Tencent (incorporated herein by reference to Annex A to the Proxy Statement/Prospectus included in the Registration Statement on Form F-4 filed by Huya with the SEC on November 10, 2020).

(d)(2)	Voting Agreement, dated as of October 12, 2020, by and among Mr. Shaojie Chen, Huya, Tencent and DouYu (incorporated herein by reference to Annex C to the Proxy Statement/Prospectus included in the Registration Statement on Form F-4 filed by Huya with the SEC on November 10, 2020)

(d)(3)	Voting Agreement, dated as of October 12, 2020, by and among Mr. Wenming Zhang, Huya, Tencent and DouYu (incorporated herein by reference to Annex D to the Proxy Statement/Prospectus included in the Registration Statement on Form F-4 filed by Huya with the SEC on November 10, 2020)

ExhibitNo.	Description

(d)(4)	Share Transfer Agreement, dated as of August 13, 2020, by and among Mr. Shaojie Chen, and Tencent (incorporated by reference to Exhibit. 99.5 to Schedule 13D filed by Tencent with the SEC on October 12, 2020).

(d)(5)	Form of Deposit Agreement (incorporated by reference to Exhibit 4.3 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019).

(f)(1)	Section 239 of the Cayman Islands Companies Law (incorporated herein by reference to Annex F to the Proxy Statement/Prospectus included in the Registration Statement on Form F-4 filed by Huya with the SEC on November 10, 2020).

(g)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 10, 2020

DouYu International Holdings Limited

By:	/s/ Zhaoming Chen
Name:	Zhaoming Chen
Title:	Chairman of the Special Committee

HUYA Inc.

By:	/s/ Hongqiang Zhao
Name:	Hongqiang Zhao
Title:	Director

Tiger Company Ltd.

By:	/s/ Rongjie Dong
Name:	Rongjie Dong
Title:	Director

Tencent Holdings Limited

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

Nectarine Investment Limited

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director